

May 31, 2011

Rosemary Samuels
President and Principal Executive Officer
245 East Liberty Street # 200
Reno, NV 89501

> **Re:** **Axim International Inc.**
> **Form 10**
> **Filed May 13, 2011**
> **File No. 0-54296**

Dear Ms. Samuels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you plan to satisfy costs associated with filing and search for a business combination through funds from Ms. Samuels or friends and associates of hers. Please tell us whether you have commitments from individuals or entities other than Ms. Samuels to provide such funds.

Management's Discussion and Analysis…, page 11

2. Please explain how "equity financing" will result from a reverse merger transaction, which is typically carried out through a share exchange rather than the payment of cash consideration for the offer

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Errol Sanderson at (202) 551- 3746 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director